TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
February 13, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 18, 2003 and entitled "Notice Concerning Change in Related Companies due to Sale of Shares of NIWS Co., Ltd.";

2. Summary of Quarterly Business Report for the Third Quarter ended December 31, 2003 (Consolidated), dated January 29, 2004; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

dw 2/19

[Translation]

December 18, 2003

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Change in Related Companies
due to Sale of the Shares of NIWS Co., Ltd.

Notice is hereby provided that the Company has determined to sell a part of the shares of NIWS Co., Ltd. (Ticker Code No. 2731) held by the Company and to exclude NIWS Co., Ltd. from the Company's related companies, as described below.

Contents

1. Matters concerning sale of shares

(1) Name

Shares of common stock of NIWS Co., Ltd.

(2) Sale price

191,000 yen per share

(3) Number of shares to be sold

13,520 shares

(4) Aggregate sale price

2,582,320,000 yen

(5) Method

Shares of common stock of NIWS Co., Ltd. will be underwritten by UBS Securities (Japan) Limited sold through a secondary distribution to investors located in overseas market mainly in the European market (through private placement pursuant to Rule 144A in the United States). A part of the shares to be sold may be sold through solicitation to no more than 50 persons in Japan.

(6) Effective date

December 18, 2003

(7) Reason

The sale of shares has been requested by NIWS Co., Ltd. for the purpose of improving the liquidity of its shares and increasing the number of foreign shareholders of NIWS Co., Ltd. The Company will continue its favorable relations with NIWS Co., Ltd.

2. Changes in the number of shares and the percentage of voting rights held by the Company due to sale of shares

(1) Before change

Number of shares held: 56,020 shares (percentage of voting rights: 19.57%)

(2) After change

Number of shares held: 42,500 shares (percentage of voting rights: 14.84%)

The percentage of voting rights held by the Company will fall below 15% after the sale of shares. Therefore, NIWS Co., Ltd. will be excluded from the Company's related companies.

3. Effect of the relevant event on profit and loss

For the year ending March 31, 2004, the Company expects to record extraordinary gain of approximately 2.5 billion yen and 2.2 billion yen, respectively, on non-consolidated account and consolidated account.

[Contact]

Mr. Araki
Investor Relations Division
Financial Affairs Department
Tel: 03-5255-0442
E-mail: ir@nri.co.jp

Note:	This press release has not been prepared for the purpose of soliciting sale of shares. The secondary distribution of the shares has not been registered under the United States Securities Act of 1933 and will not be offered in the United States. Any such acts as distribution in the United States of this press release or extract thereof, posting of all or part of this press release on any newspaper or periodical circulated in the United States and dissemination of all or part of this press release through TV, radio and any other electronic media in the United States may conflict with the United States Securities Act of 1933. Procedures necessary for secondary distribution of securities under the Securities and Exchange Law of Japan has not been taken, and therefore, no secondary distribution of shares will be made in Japan.

File No. 82-34673

(Summary English Translation)

Summary of Quarterly Business Report for the Third Quarter ended December 31, 2003 (Consolidated)

January 29, 2004

Nomura Research Institute, Ltd. (Code Number: 4307
Tokyo Stock Exchange, First Section)

(URL http://www.nri.co.jp)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hajime Ueda
Treasurer
Tel.: (03) 5255-1800

1. Matters regarding the Preparation, Etc. of the Summary of Quarterly Business Report

(1) Difference in the accounting treatment compared to the most recently released consolidated report: Applicable.

The quarterly financial information is generally prepared based on regulations concerning interim consolidated financial statements; provided, however, that a certain simplified method is applied for the item below.

(Item) Calculation of tax expenses	The estimated effective tax rate of fiscal year 2003, which appears on each company's financial statements, is used in order to calculate the tax expenses.

(2) Changes in application and object of consolidation and equity method: (Compared to the year ended March 31, 2003)
Consolidated (New): 1
Equity Method Not Applicable.

2. Summary of Business Results (April 1, 2003 through December 31, 2003)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Nine Months)
Nine Months ended December 31, 2003	¥167,794 million (-1.0%)	¥18,917 million (-4.3%)	¥19,367 million (-3.5%)	¥12,678 million (8.4%)
Nine Months ended December 31, 2002	¥169,531 million (–)	¥19,760 million (–)	¥20,064 million (–)	¥11,698 million (–)
(For reference) Year ended March 31, 2003	¥232,743 million	¥27,164 million	¥27,627 million	¥15,459 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Nine Months ended December 31, 2003	¥281.75	¥281.74
Nine Months ended December 31, 2002*	¥259.96	–
(For reference) Year ended March 31, 2003	¥337.26	–

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

(For reference) **Summary of Business Results for the Third Quarter (October 1, 2003 through December 31, 2003)**

Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Sales	Operating Profit	Current Profit	Net Profit (Three Months)
Three Months ended December 31, 2003	¥54,485 million (-2.3%)	¥6,810 million (3.5%)	¥6,917 million (2.8%)	¥4,786 million (25.9%)
Three Months ended December 31, 2002	¥55,757 million (–)	¥6,582 million (–)	¥6,730 million (–)	¥3,800 million (–)

	Net Profit per Share	Net Profit per Share (fully diluted)
Three Months ended December 31, 2003	¥106.37	¥106.36
Three Months ended December 31, 2002*	¥84.46	–

(Note)

The percentage figures which appear in Sales, Operating Profit, etc. are compared to the comparable period of the prior year.

* *The cumulative total for the nine months ended December 31, 2002 and the consolidated financial statements for the three months ended December 31, 2002 have been prepared by using a simplified method in some parts.*

(2) Changes in Financial Condition (Consolidated) (As of December 31, 2003)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Three Months ended December 31, 2003	¥295,540 million	¥214,840 million	72.7%	¥4,774.24
Three Months ended December 31, 2002*	¥259,193 million	¥188,821 million	72.8%	¥4,196.04
(For reference) Year ended March 31, 2003	¥256,798 million	¥185,350 million	72.2%	¥4,112.61

(3) Consolidated Statement of Cash Flow (April 1, 2003 through December 31, 2003)

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at End of Period
Nine Months ended December 31, 2003	¥12,508 million	-¥6,445 million	-¥1,354 million	¥92,884 million
Nine Months ended December 31, 2002*	¥2,681 million	-¥19,247 million	-¥1,351 million	¥76,767 million
(For reference) Year ended March 31, 2003	¥14,611 million	-¥18,994 million	-¥1,503 million	¥88,760 million

* *The cumulative total for the nine months ended December 31, 2002 and the consolidated financial statements for the three months ended December 31, 2002 have been prepared by using a simplified method in some parts.*

3. Forecast of Consolidated Business Results (April 1, 2003 through March 31, 2004)

There is no change in the forecast of business results (for the year from April 1, 2003 through March 31, 2004), which was announced (on October 31, 2003) in the semi-annual report release for the six months ended September 30, 2003. For further details, see page 2 of the attached material.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

A Report of Change in Substantial Shareholding dated December 25, 2003 concerning change in shareholding ratio of the Company with respect to shares of NIWS Co., Ltd. has been submitted to the Director of the Kanto Local Finance Bureau. A report of change in substantial shareholding is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. for a certain period.

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) and to the Tokyo Stock Exchange, Inc. on January 7, 2004. Such report is available for public inspection through EDINET (Electronic Disclosure for Investors' Network) and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.